Exhibit 99.1

ATA Reports Fiscal 2017 Second Quarter Financial Results

Company to Hold Conference Call on Thursday, November 10, 2016, at 8 a.m. ET

Beijing, China, November 9, 2016 (NY) / November 10, 2016 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced unaudited financial results for its fiscal second quarter ended September 30, 2016 (“Second Quarter 2017”).

Second Quarter 2017 Financial and Operating Highlights (percentage changes and comparisons against fiscal Second Quarter September 30, 2015 (“Second Quarter 2016”))

•                  Net revenues increased 21.9% to RMB65.1 million (US$9.8 million), compared to RMB53.4 million, primarily as a result of the growth of existing exams such as Fund Practitioners Certification Exam, and new exams such as the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, despite the loss of revenue contributions from the Securities Association of China (“SAC”) exam.

•                  Gross profit increased 21.2% to RMB29.6 million (US$4.4 million), compared to RMB24.4 million.

•                  Loss from operations of RMB9.3 million (US$1.4 million), compared to RMB12.2 million.

•                  Net loss of RMB35.6 million (US$5.3 million), compared to RMB14.1 million. The net loss increase was primarily due to an impairment loss of RMB21.9 million related to a previously announced equity method investment in an associated company, a provider of digitized services to K-12 after-school tutoring institutions in China.

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB34.6 million (US$5.2 million), compared to RMB10.7 million.

•                  Basic and diluted losses per ADS were both RMB1.56 (US$0.24). Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2017 were both RMB1.50 (US$0.22).

•                  Delivered approximately 1.8 million billable tests, compared to 1.7 million billable tests.

•                  RMB119.8 million (US$18.0 million) in cash and cash equivalents as of September 30, 2016.

Fiscal Year 2017 Outlook

•                          For the fiscal year ending March 31, 2017 (“Fiscal Year 2017”), ATA is raising its expectations for net revenues to between RMB455.0 million and RMB475.0 million, from the previously provided outlook of between RMB420.0 million and RMB440.0 million. The increase is based on the better than anticipated Fiscal Year 2017 first half results and a robust pipeline of various exams in our traditional testing services sector heading into the second half of Fiscal Year 2017, including the increase in the revenue of the Fund Practitioner Certification Exam which offsets the majority of the loss of revenue from the SAC exam.

•                    In June 2016, the Company announced that it planned to explore growth opportunities in the K-12 education assessment and recruitment sectors during Fiscal Year 2017, and to invest between RMB20.0 million and RMB30.0 million in such sectors, which was not reflected in the Company’s previously announced Fiscal Year 2017 non-GAAP net income guidance of between RMB27.0 million and RMB37.0 million. By the end of Second Quarter 2017, there has been approximately RMB11.0 million invested in mainly developing the K-12 education assessment item pool. This specifically focuses on Mathematics, Chinese and English for students from Grade 7 to Grade 12 in China. The Company had successfully delivered a trial test and assessment using our education assessment item pool in Tianjin for a selected group of students in public schools. Being highly appreciated by local education authorities, the Company will perform the formal education assessment for students from Grade 7 and Grade 10 in one district in Tianjin in early next January.

We will continue to invest and work on the education assessment item pool and expect it to be adopted by more schools in the future.

•                          While the Company’s operating income is expected to increase, ATA is revising its non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss), primarily due the impairment loss of RMB21.9 million related to the previously announced equity method investment in an associated company as well as impact from the Company’s planned investments of around RMB20.0 million in the K-12 education assessment project as mentioned above for the Fiscal Year 2017. As a result, the Company is reducing its Fiscal Year 2017 non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) guidance from the previously provided between RMB27.0 million and RMB37.0 million (which did not reflect any potential impact from the Company’s planned investments of around RMB20.0 million in the K-12 education assessment project for the Fiscal Year 2017) to between nil and RMB 10.0 million.

•                    For the quarter ending December 31, 2016 (“Third Quarter 2017”), ATA expects to report net revenues between RMB270.0 million and RMB280.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We continued to build on our market leading position in China’s traditional testing services sector along with several key and new exams launched in recent months. In October, we were proud to deliver a record-breaking number for the National Unified Certified Public Accountants (“CPA”) exams, and we expect the growth in CPA exams in the upcoming quarter. We further accelerated our geographic expansion for the Qualification Exam for Housing and Urban-Rural Construction Field Professionals into 4 more provinces, and we expect to expand our geographic coverage to more areas for the year. For the Fund Practitioner Certification Exam we doubled growth in revenue during the quarter. Also during the second quarter 2017, we further progress on our online education services sector. In July, we started our online continued education training program for professionals who acquired China banking association exam certificates (“online banking program”) and expect growth in such new business in the upcoming quarters.”

Operating Review

In Second Quarter 2017, ATA delivered a total of 1.8 million billable tests, compared to 1.7 million billable tests in the prior year quarter. The Company had a network of 3,154 authorized test centers throughout China as of September 30, 2016, which the Company believes is the largest test center network in China operated by a commercial testing service provider. ATA has delivered approximately 80.7 million billable tests since its inception in 1999.

GAAP Results

Second Quarter 2017

For Second Quarter 2017, ATA’s total net revenue increased 21.9% to RMB65.1 million (US$9.8 million), compared to RMB53.4 million in Second Quarter 2016. The increase was primarily due to the growth in test volume from several exams such as Fund Practitioners Certification Exam and the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, despite the loss of revenue contributions from the SAC exam.

Gross profit for Second Quarter 2017 was RMB29.6 million (US$4.4 million), compared to RMB24.4 million in Second Quarter 2016. Gross margin was 45.4% in Second Quarter 2017, compared to 45.6% in Second Quarter 2016.

Loss from operations in Second Quarter 2017 was to RMB9.3 million (US$1.4 million), compared to RMB12.2 million in Second Quarter 2016.

Net loss for Second Quarter 2017 was RMB35.6 million (US$5.3 million), compared to RMB14.1 million in Second Quarter 2016. The net loss increase was primarily due to the impairment loss in the amount of RMB21.9 million related to the previously announced equity method investment in an associated company.

For Second Quarter 2017, basic and diluted losses per common share were both RMB0.78 (US$0.12), compared to basic and diluted losses per common share of RMB0.31 in Second Quarter 2016. Basic and diluted losses per ADS were both RMB1.56 (US$0.24) in Second Quarter 2017, compared to basic and diluted losses per ADS of RMB0.62 in Second Quarter 2016.

Non-GAAP Measures

Adjusted net loss for Second Quarter 2017, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB34.6 million (US$5.2 million), compared to RMB10.7 million in the prior-year period. Basic and diluted losses per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2017 were both RMB0.75 (US$0.11).

Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2017 were both RMB1.50 (US$0.22), compared to RMB0.46 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Second Quarter 2017 was 22.9 million. Each ADS represents two common shares.

Share Incentive Program

On November 7, 2016, the Company’s board of directors approved a new share incentive program pursuant to which 2,700,000 common shares (which equals to the number of shares that were available for issuance under the Company’s 2005 share incentive plan before it expired in April 2015) are reserved for issuance to the company’s directors, management, employees and consultants.

Balance Sheet Highlights

As of September 30, 2016, ATA’s cash and cash equivalents were RMB119.8 million (US$18.0 million), working capital was RMB121.3 million (US$18.2 million), and total shareholders’ equity was RMB366.2 million (US$54.9 million), compared to RMB247.7 million, RMB245.8 million, and RMB394.2 million, respectively, as of March 31, 2016. The decrease in cash and cash equivalents is mainly due to the increase in long-term investments related to ATA’s recent strategic investments in a number of online education companies and a RMB30.0 million (US$4.5 million) cash reserve set aside as a domestic guarantee in China that allows the Company to obtain an overseas loan for general working capital purposes in its international business. The company has drawn down RMB3.3 million (US$0.5 million) of this credit line in July 2016.

Guidance for Fiscal Year 2017 and for Third Quarter 2017

For Third Quarter 2017, ATA expects net revenues of between RMB270.0 million and RMB280.0 million.

For the Fiscal Year 2017, ATA is raising its expectations for net revenues to between RMB455.0 million and RMB475.0 million, from the previously provided outlook of between RMB420.0 million and RMB440.0 million. The increase is based on the better than anticipated Fiscal Year 2017 first half results and a robust pipeline of various exams in our traditional testing services sector heading into the second half of Fiscal Year 2017, including the increase in the revenue of the Fund Practitioner Certification Exam which offsets the majority of the loss of revenue from the SAC exam.

While the Company’s operating income is expected to increase, ATA is revising its non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss), primarily due the impairment loss of RMB21.9 million related to the previously announced equity method investment in an associated company as well as impact from the Company’s planned investments of around RMB20.0 million in the abovementioned K-12 education assessment project for the Fiscal Year 2017.  As a result, the Company is reducing its Fiscal Year 2017 non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) guidance from the previously provided RMB27.0 million and RMB37.0 million (which did not reflect any potential impact from the Company’s planned investments of around RMB20.0 million in the above mentioned K-12 education assessment project for the Fiscal Year 2017) to between nil and RMB10.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2017	Actual for the year ended March 31, 2016
Net Revenues	455.0-475.0	417.1
Non-GAAP Net Income	0.0-10.0	36.7

	Estimated for the quarter ending December 31, 2016	Actual for the quarter ended December 31, 2015
Net Revenues	270.0-280.0	221.4

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in Second Quarter 2017 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, November 10, 2016, at 8 a.m. ET, during which management will discuss the results of Second Quarter 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 888 419.5570
International (Toll):	+1 617 896.9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	815 050 21

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link:

https://www.webcaster4.com/Webcast/Page/274/18087

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of September 30, 2016, ATA’s test center network comprised 3,154 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 80.7 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Third Quarter 2017 and Fiscal Year 2017 and statements regarding market demand and trends, the delivery of various exams including the Fund Practitioners Certification Exam, the CPA exams and the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, the anticipated benefits of listing of ATA Online on the New Third Board, the completion of its private placement transaction, the online banking program and the investment in the K-12 education assessment and recruitment sectors, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2016, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2016.

The preliminary results for Second Quarter 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2017 ended September 30, 2016, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.6685 to US$1.00, the noon buying rate as of September 30, 2016, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company
ATA Inc.

Shelly Jiang, Interim CFO
+86 10 6518 1122 x5500
jiangyan@atai.net.cn

Investor Relations
The Equity Group Inc.

Carolyne Y. Sohn, Senior Associate
415-568-2255
csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2016	2016	2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	247,667,737	119,769,580	17,960,498
Accounts receivable, net	50,552,034	91,892,840	13,780,136
Receivable due from shareholder	10,000,000	10,000,000	1,499,588
Prepaid expenses and other current assets	11,932,244	11,321,172	1,697,709
Total current assets	320,152,015	232,983,592	34,937,931
Long-term investments	50,685,846	110,877,060	16,626,987
Property and equipment, net	57,229,727	54,317,977	8,145,457
Goodwill	31,011,902	32,523,983	4,877,256
Intangible assets, net	750,895	8,517,992	1,277,348
Construction in progress	—	1,250,109	187,465
Restricted cash	—	30,000,000	4,498,763
Other assets	10,630,745	9,086,636	1,362,620
Total assets	470,461,130	479,557,349	71,913,827
Current liabilities:
Accrued expenses and other payables	57,739,627	58,283,715	8,740,154
Short term loans	—	3,338,900	500,697
Deferred revenues	16,612,164	50,070,890	7,508,569
Total current liabilities	74,351,791	111,693,505	16,749,420
Deferred revenues	1,878,751	1,646,517	246,910
Total liabilities	76,230,542	113,340,022	16,996,330
Shareholders’ equity:
Common shares	3,530,704	3,533,912	529,941
Treasury shares	(27,737,073)	(27,737,073)	(4,159,417)
Additional paid-in capital	395,876,282	397,721,264	59,641,788
Accumulated other comprehensive loss	(25,174,129)	(24,934,716)	(3,739,179)
Retained earnings	47,734,804	16,300,607	2,444,419
Total equity attributable to ATA Inc.	394,230,588	364,883,994	54,717,552
Noncontrolling interests	—	1,333,333	199,945
Total shareholders’ equity	394,230,588	366,217,327	54,917,497
Total liabilities and shareholders’ equity	470,461,130	479,557,349	71,913,827

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	45,148,077	56,059,335	8,406,588
Online education services	1,703,041	2,712,937	406,829
Other revenue	6,584,907	6,359,584	953,675
Total net revenues	53,436,025	65,131,856	9,767,092
Cost of revenues	29,046,033	35,580,720	5,335,641
Gross profit	24,389,992	29,551,136	4,431,451

Operating expenses:
Research and development	9,054,795	10,191,341	1,528,281
Sales and marketing	9,812,271	12,489,548	1,872,917
General and administrative	17,727,025	16,187,709	2,427,489
Total operating expenses	36,594,091	38,868,598	5,828,687
Loss from operations	(12,204,099)	(9,317,462)	(1,397,236)

Other income (expense):
Share of net loss of equity method investments	(2,362,363)	(3,980,587)	(596,924)
Impairment loss of equity method investment	—	(21,904,611)	(3,284,788)
Interest expense	—	(18,962)	(2,844)
Interest income	541,651	751,083	112,631
Foreign currency exchange loss, net	(1,430,511)	(14,733)	(2,209)
Total other loss	(3,251,223)	(25,167,810)	(3,774,134)
Loss before income taxes	(15,455,322)	(34,485,272)	(5,171,370)

Income tax expense (benefit)	(1,386,625)	1,092,287	163,798
Net loss	(14,068,697)	(35,577,559)	(5,335,168)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	1,765,112	(1,713)	(257)
Comprehensive loss	(12,303,585)	(35,579,272)	(5,335,425)

Basic and diluted losses per common share	(0.31)	(0.78)	(0.12)

Basic and diluted losses per ADS	(0.62)	(1.56)	(0.24)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	136,522,916	145,613,013	21,835,947
Online education services	2,548,461	3,775,820	566,217
Other revenue	11,893,301	12,587,042	1,887,537
Total net revenues	150,964,678	161,975,875	24,289,701
Cost of revenues	72,442,859	84,347,971	12,648,717
Gross profit	78,521,819	77,627,904	11,640,984

Operating expenses:
Research and development	17,176,204	19,338,971	2,900,048
Sales and marketing	20,269,967	24,163,478	3,623,525
General and administrative	44,482,822	32,221,526	4,831,900
Total operating expenses	81,928,993	75,723,975	11,355,473
Income (loss) from operations	(3,407,174)	1,903,929	285,511

Other income (expense):
Share of net loss of equity method investments	(2,494,246)	(8,110,341)	(1,216,217)
Impairment loss of equity method investment	—	(21,904,611)	(3,284,788)
Interest expense	—	(18,962)	(2,844)
Interest income	1,435,037	1,724,859	258,658
Foreign currency exchange loss, net	(1,489,716)	(46,143)	(6,920)
Total other loss	(2,548,925)	(28,355,198)	(4,252,111)
Loss before income taxes	(5,956,099)	(26,451,269)	(3,966,600)
Income tax expense	1,974,484	4,982,928	747,234
Net loss	(7,930,583)	(31,434,197)	(4,713,834)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	1,503,985	239,413	35,902
Comprehensive loss	(6,426,598)	(31,194,784)	(4,677,932)

Basic and diluted losses per common share	(0.17)	(0.69)	(0.10)

Basic and diluted losses per ADS	(0.34)	(1.38)	(0.20)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2016	2015	2016
	RMB	RMB	RMB	RMB

GAAP net loss	(14,068,697)	(35,577,559)	(7,930,583)	(31,434,197)
Share-based compensation expenses	1,941,574	1,008,925	5,755,570	2,048,235
Foreign currency exchange loss, net	1,430,511	14,733	1,489,716	46,143
Non-GAAP net loss	(10,696,612)	(34,553,901)	(685,297)	(29,339,819)

GAAP losses per common share
Basic and diluted	(0.31)	(0.78)	(0.17)	(0.69)

Non-GAAP losses per common share
Basic and diluted	(0.23)	(0.75)	(0.02)	(0.64)